Offering Statement for Buy Back Baton Rouge, LLC

Date: July 1, 2020

Name	Position	Year Appointed	Full-Time with Company
Officers			
Anthony Kimble	Managing Partner, Buy Back Baton Rouge	2020	Yes
Anthony KImble	Managing Partner, Kimble Properties	2017-2020	Yes
Newton Jullien Gordon	Managing Partner, Buy Back Baton Rouge	2020	Yes
Newton Jullien Gordon	CEO, The Freedom School & Purpose Properties LLC	2017-2020	

Number of current employees for Buy Back Baton Rouge, LLC

"THREE"

Risk Factors

THE FUTURE OPERATION OF BUY BATON Rouge, LLC (COMPANY) IS SPECULATIVE AND INVOLVES A DEGREE OF RISK. THERE IS NO GUARANTEE OR COMMITMENT OR OBLIGATION OF THE COMPANY THAT IT WILL BE SUCCESSFUL OR THAT IT WILL REMAIN IN EXISTENCE LONG ENOUGH FOR THE COMPANY WILL PAY BACK ALL OF THE INVESTMENT THAT IT HAS RECEIVED.

1. Operations of the Company. The likelihood of success of the Company must be considered in case of problems, expenses, complications and delays encountered in connection with the building and operating business enterprises.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Economy. An increase in interest rates or a depressed job market would hinder our ability to find suitable renters and purchasers for our properties.

4. Competition. The Baton Rouge, LA real estate market continues to attract investment capital from other local operators and national and international investors. We will be in direct competition with these market participants and may be outbid on target properties.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period of time.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be Taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book

value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has no operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering documents or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investor Refund

As an investor in the Buy Back Baton Rouge, LLC, if the sum of the investment commitments does not equal or exceed the target offering amount $107,000 at the offering deadline January 1, 2021 no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Over Subscription

Buy Back Baton Rouge, LLC can go up to $1,070,000 and will accept over-subscriptions and will be allocated on a first come first serve basis.

Investor Cancellation

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline of 12/31/2020.

(2) Buy The Block intermediary will notify investors when the target offering amount has been met.

(3) If Buy Back Baton Rouge, LLC reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Minority Owners

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

Firm Information

All Regulation CF offerings are conducted through Buy The Block Funding Portal, LLC ("Portal"), CRD/FPRD number) is 287496 a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal, LLC:

Buy The Block

Buy The Block, LLC an equity crowdfunding intermediary DOES NOT have any financial interests in Buy Back Baton Rouge, LLC. All Regulation CF offerings are conducted through Buy The Block Funding Portal Inc. ("Portal"), a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal Inc.:

Buy the Block's FINRA Organization ID Number (aka CRD/FPRD number) is 287496
Lynn Smith lynn@buytheblock.com

Buy Back Baton Rouge, LLC Disclosure

Buy Back Baton Rouge, LLC does not have any debt in respect to this business or the offering.

Buy Back Baton Rouge, LLC did not conduct any exempt offerings within the past three years.

Buy Back Baton Rouge, LLC has not conducted any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act. No persons had or is to have a direct or indirect material interest.

Risk and Uncertainties

Buy Back Baton Rouge, LLC and notes thereto for the period ending December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. Buy Back Baton Rouge, LLC was not in existence for the previous tax year.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Company. The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Economy. An increase in interest rates or a depressed job market would hinder our ability to find suitable renters and purchasers for our properties.

4. Competition. The Baton Rouge, LA real estate market continues to attract investment capital from other local operators and national and international investors. We will be in direct competition with these market participants and may be outbid on target properties.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no

buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10.Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11.New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

For Buy Back Baton Rouge, LLC, there are no matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016.

Investor Updates
Buy Back Baton Rouge, LLC will provide investors updates regarding the progress of the business on a semi-annual basis meeting the target offering amount, to be provided in accordance with §227.203.

Buy Back Baton Rouge, LLC investors will be able to obtain the bi-annual report, by 07/15 & 1/15 at BuyBackBatonRouge.com.

Buy Back Baton Rouge, LLC issuers or any of its predecessors has not previously failed to comply with the ongoing reporting requirements of § 227.202.

Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

This document is generated by a website that is operated by Buy the Block, LLC (BTB) which is not a registered broker-dealer. BTB does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. BTB has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither BTB nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Regulation CF offerings are conducted through Buy The Block Funding Portal Inc. ("Portal"), an affiliate of Buy The Block, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal Inc.:

Buy The Block and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry Valuations.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different

from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements.

Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

Buy Back Baton Rouge, LLC was formed under the laws of the State of Louisiana on May 15, 2020 located at 1116 South 14th Street, Baton Rouge, LA 70802.

Eligibility

The following are true for Buy Back Baton Rouge, LLC:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
  NO

Founder and Directors of the Company

The following individuals (or entities) represent the company as an officer or promoter of the offering:

Anthony Kimble is a recognized leader in the Baton Rouge community and is the founder and managing partner of Kimble Properties LLC, a privately held real estate investment and development company. In addition to his role at Kimble Properties, Mr. Kimble is an avid mentor in his own youth basketball program, a serial entrepreneur, and a dedicated social activist. Mr. Kimble was born and raised in Baton Rouge and attended Stanford University, where he was a Science, Technology, and Systems major, as well as a member of the varsity football team. His primary objective is to teach the value of wealth building, property ownership, and financial literacy to individuals in the communities he grew up in, which have historically been disadvantaged.

Through his work in the real estate community, Mr. Kimble seeks to expose the youth in these neighborhoods to the value of entrepreneurship and the power of owning property. Moreover, Mr. Kimble places a major emphasis on sustainable design and repurposing, as he believes that every historical property has a story to tell. His interests in urban sustainability prompted him to pursue a master's degree in sustainable real estate development from Tulane University and have propelled the company's efforts in promoting sustainable living and ecologically friendly practices.

Jullien Gordon is a full-time accredited investor and real estate developer. As the leader of The Multifamily Movement, he teaches 1,000s of people how to finance, find, and finalize multifamily real estate deals to help them achieve what he calls "rent and mortgage freedom." In less than 6 years, Jullien built a personal real estate portfolio of 10 multifamily homes with 30 doors in Brooklyn, Oakland, and New Orleans.

In 2020, he launched the #BuyBackBatonRouge campaign and fund with Anthony Kimble to redevelop the Eddie Robinson Sr. Historic District in Mid-City Baton Rouge. They are focused on reclaiming a 12-block neighborhood with 100s of units of high quality affordable workforce housing, commercial real estate and businesses that foster job creation, and other amenities like healthcare, food, education, and entertainment. Together, they are raising over $4 million dollars from accredited and sophisticated investors as well as through crowdfunding. They are documenting their journey for anyone to follow along at www.HowToBuyTheBlock.com.

Jullien is also a 6-time author, 5-time TED speaker, and has been featured on MSNBC, Forbes, and INC. He has spoken at over 100 colleges nationwide and his corporate clients include the likes of PepsiCo, JPMorganChase, Daimler, Johnson & Johnson, and PricewaterhouseCoopers. Jullien earned his MBA and Masters in Education from Stanford University and his BA from UCLA in 3 years. He is originally from Oakland, California and currently resides in New Orleans, Louisiana. You can follow him on Instagram at @JullienGordon or his website at www.JullienGordon.com

Principal Security Holders

The following table sets forth as of the date of this Offering the ownership of the presently issued and outstanding securities by persons who own 5% or more of the Company’s shares, and by officers and directors:

Name	No. of Shares	% of Shares Outstanding
Anthony Kimble	1,605	50%
Jullien Gordon	1,605	50%

Business and Anticipated Business Plan

In short, our business is to acquire, redevelop, and rent multifamily properties and sale rehabbed affordable homes, especially those eligible for the federal and state historic tax credit program which allow us to recoup up to 40% of qualified restoration expenses.

Our Business Plan Process:

1. **ACQUISITION:** We purchase value-add properties that qualify for historic tax credits and OZ investments, below market value through our network of real estate agents, wholesalers, investors, contractors, government partnership, and property owners.

2. **CONSTRUCTION:** We partner with CORE Construction Management to execute beautiful renovations to our quality standards through private lending or construction loans and place properties back into commerce for the community.

3. **MONETIZATION:** We monetize the tax credits generated through the company's projects and distribute the return of capital to investors on a pro-rata basis.

4. **STABILIZATION:** We source great tenants and achieve over 90% occupancy within the first 3 months of lease-up. Or we sell new or rehabbed single family homes at market rate and take advantage of the forced appreciation.

5. **REFINANCE:** We refinance our rental properties into Fannie Mae/Freddie Mac, multi-family loans and issue a return to investors based on the cash received

from the refinance.

6. **MANAGEMENT:** We continue to manage and maintain the properties by taking care of our tenants through responsive property management and ongoing maintenance to upkeep the structural integrity of the properties we own.

Mission

The mission of Buy Back Baton Rouge, LLC is to provide affordable, quality workforce housing—both rental and homes—and to create jobs through commercial real estate and business development in the Baton Rouge, Louisiana area.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering documents or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Buy Back Baton Rouge, LLC speculative or risky:

1. If Buy Back Baton Rouge, LLC is unable to raise additional capital on acceptable terms, it may be unable to maintain enough growth. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete development or establish sales and marketing capabilities.
2. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

3. The Company is faced with all the risks associated with a company in the early stage of development. In addition, the Company’s business is subject to numerous risks associated with a new company engaged in real estate development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval.
4. New competitors could enter the market and could therefore prevent the company from growing as anticipated. This can result in significantly reduced revenues and larger operating losses.
5. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founders. If we lose those services or if any founder fails to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.
6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
7. Our future growth depends on our ability to acquire and renovate houses and commercial properties. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to market requirements and offer homes that meet renter demands. If we are unable to attract renters and/or retain renters, our business, results of operations and financial condition may be materially adversely affected.
8. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our properties, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened

regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

10. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.
11. As a non-reporting company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The Offering

Buy Back Baton Rouge, LLC ("Company") is offering securities under Regulation CF, through Buy the Block Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3% of the value of the securities sold through Regulation CF plus a 2% equity stake. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $107,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $107,000, oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the offering target of $107,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

What is the purpose of this offering?

Buy Back Baton Rouge, LLC plans to obtain capital for the purpose of purchasing, renovating, renting, and selling single family residences to low income families and veterans in the Atlanta area.

How does the issuer intend to use the proceeds of this offering?

Buy Back Baton Rouge LLC		
Total Proceeds	$1,070,000	100%
Less Offering Expenses		

Portal Fee to BuytheBlock.com	$32,100	3%
Total Expenses	$32,100	3%
Net Proceeds from Offering	$1,037,900	97%
Use of Proceeds		
Purchase of Residential & Commercial Properties Specifically, $1,000,000 will go to purchase a 25% stake in Electric Depot Phase II (100 multifamily units)	$1,006,763	97%
Annual Management Fee	$31,137	3%
Total	$1,070,000	100%

How will the issuer complete the transaction and deliver securities to investors?

In entering into an agreement on the Buy the Block Funding Portal to purchase securities, both investors and Buy Back Baton Rouge, LLC must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Buy the Block, browsing to the

Investments screen, and clicking to cancel your investment commitment. Buy the Block will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48- hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

1. Describe the terms of the securities being offered.
   We are issuing Securities at an offering price of $100.00 per share minimum 10,700 shares.
2. Do the securities offered have voting rights?
   The Securities are being issued with no voting rights.
3. How may the terms of the securities being offered be modified?
   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investor;

3. As part of an offering registered with the U.S. Securities and Exchange Commission; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer’s Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class B Stock	3,210	7,490	No	None

Options, Warrants and Other Rights

None

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?
As minority owners, the crowdfunding investors are subject to the decisions made by the

majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

20. How are the securities being offered being valued?

Securities will be valued based on professional appraisals conducted by our lenders upon post-construction refinance or market rate offers to buy properties in our portfolio. Appraisals are based on comparative market analysis, which evaluates the sales price of similar recently sold properties and takes into account the income that the our portfolio is producing.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The holder of a majority of the shares in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

22. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer
- or transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Buy the Block investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it

may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing when it is needed on terms we deem acceptable.

23. Describe the material terms of any indebtedness of the issuer:

Buy Back Baton Rouge, LLC does not have any indebtedness upon this filing.

24. What other exempt offerings has Buy Back Baton Rouge, LLC conducted within the past three years?

Buy Back Baton Rouge, LLC has not conducted any exempt offerings within the past three years.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family member of any of the foregoing persons.

   Buy Back Baton Rouge, LLC answers no to each of the above.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

No. Buy Back Baton Rouge, LLC is a new fund established in 2020.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Buy Back Baton Rouge, LLC is a new company seeking seed capital to purchase, renovate, rent and sell residential and commercial properties, primarily is Baton Rouge, Louisiana.

The business has been injected with $50,000 in initial capital by the managing partners. We have yet to acquire any properties.

The company is in good standing in the State of Louisiana.

Financial Information

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Buy Back Baton Rouge, LLC is a new company incorporated in 2020 and therefore does not have and historical financial data to disclose.

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    a. In connection with the purchase or sale of any security?
    b. Involving the making of any false filing with the Commission?
    c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    a. In connection with the purchase or sale of any security?
    b. Involving the making of any false filings with the Commission?
    c. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    a. At the time of the filing of this offering statement bars the person from:
        i. Association with an entity regulated by such commission, authority, agency or officer?
        ii. Engaging in the business of securities, insurance or banking?
        iii. Engaging in savings association or credit union activities?
    b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    a. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    b. Places limitations on the activities, functions or operations of such person?
    c. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
    d. If Yes to any of the above, explain:
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    a. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    b. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject

of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

   Buy Back Baton Rouge, LLC answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Ongoing Reporting

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at http://www.buybackbatonrouge.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.